

August 31, 2010

<u>Via Facsimile and U.S. Mail</u>

Mr. Glenn A. Kermes
Chief Financial Officer
Winland Electronics, Inc.
1950 Excel Drive
Mankato, MN   56001

>   **Re: Winland Electronics, Inc.**
>   **Form 10-K for the year ended December 31, 2009**
>   **Filed March 19, 2010**
>   **File No. 1-15637**

Dear Mr. Kermes:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for the year ended December 31, 2009</u>

<u>Management's Discussion and Analysis or Plan of Operation, page 9</u>

<u>Liquidity and Capital Resources, page 11</u>

1.   Please revise future filings to discuss material changes in the underlying drivers of your working capital changes (e.g. cash receipts from the sale of goods and cash payments to acquire supplies and components or goods for resale), rather than merely describing items identified on the face of the statement of cash flows to provide a sufficient basis for

Mr. Glenn A. Kermes
Winland Electronics, Inc.
August 31, 2010
Page 2

a reader to analyze the change. Refer to Item 303(a) of Regulation S-K and Release 33-8350.

2.   Further to the above, we note from pages 19-20 and within your June 30, 2010 Form 10-Q that your sales are trending downward. We also note that your inventory has increased from December 31, 2009 to June 30, 2010. Please explain to us why your inventory balances are increasing considering that your sales are decreasing for each reporting period presented. We may have further comment upon reviewing your response.

Note 1. Nature of Business and Significant Accounting Policies, page 24

-Allowance for Doubtful Accounts, page 24

3.   We note your disclosures here, on page 33, and within your June 30, 2010 Form 10-Q related to your evaluation of the collectability of your outstanding account receivable balances for each reporting period presented. We also note that your sales have significantly decreased by $3.2 million, or 25% for the six months ended June 30, 2010 as compared to the six months ended June 30, 2009. However, we do not note a corresponding decrease in your accounts receivables as of June 30, 2010 as compared to December 31, 2009.   Considering these factors, please explain to us your basis for your estimate that your outstanding accounts receivable will be collected for each reporting period presented. Within your response, please also address the following comments:

    • Please explain to us why your accounts receivable had not materially changed for each reporting period presented even though your sales have continued to decline.

    • Discuss any metrics such as Days Sales Outstanding (DSO) that you use in evaluating your receivables.

We may have further comment upon reviewing your response.

4.   Further to the above, we note from your Form 8-K filed on August 24, 2010 that you have entered into arrangement with PrinSource Capital Companies, LLC to purchase certain of your accounts receivables. Please tell us what the nature and terms of the agreement are and how you plan on accounting for this arrangement. Cite the accounting literature relied upon and how you applied it to your situation. Within your discussion, please explain to us the underlying business reason for entering into this arrangement. For instance, please explain to us if you have had any difficulties collecting your outstanding accounts receivable balances.

Note 7. Warrants and Stock-based Compensation Plans, page 31

5.   In future filings, please provide all the disclosures required by paragraph 718-10-50-2 of the FASB Accounting Standards Codification.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact David Burton, Staff Accountant at (202) 551-3626 or Tara Harkins, Reviewing Accountant at (202) 551-3639 if you have questions regarding these comments. In this regard, do not hesitate to contact me at (202) 551-3643.

Sincerely,

Kevin L. Vaughn
Accounting Branch Chief